DWS Investment Management Americas, Inc. One International Place, 12th floor, Boston, MA, 02110 USA
Diane KenneAlly Diane.kenneally@dws.com +1 617 295 3625 Direct

October 15, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tony Burak

Re: SEC Sarbanes-Oxley Review of the DWS Family of Funds.

Dear Mr. Burak:

Thank you for your telephonic comments regarding the DWS Family of Funds (“the Funds”). We have considered your comments and our responses are below.

Comment 1.	With respect to the annual report as of October 31, 2019 for the DWS Emerging Markets Fixed Income Fund, the security noted as a restricted security did not include the acquisition date as required by Article 12-12 of Regulation S-X. In future filings, please include the acquisition date.

In future filings, the Funds will include the acquisition date as required by Article 12-12 of Regulation S-X.

Comment 2.	With respect to the Form N-CEN filing for the DWS Global Income Builder Fund as of October 31, 2019, in Item B.22, Net Asset Value Corrections, the Fund responded that during the reporting period there was a net asset value correction that resulted in shareholder accounts being reprocessed. Please explain the circumstances of the net asset value error, describe any internal control issues identified, and, if any internal control issues were identified, describe the actions taken to remedy such internal control issues.

The DWS Global Income Builder Fund (the “Fund”) had a net asset value (“NAV”) per share error on two classes which required shareholder reprocessing. The NAV errors were the result of incorrect processing of Return of Capital-Statement of Position (“ROC-SOP”) entries by the Fund’s third party accounting agent. ROC-SOP entries are adjustments related to activity from a prior period, and therefore the allocation should be done on those prior period net assets.  When the accounting agent posted ROC-SOP entries to each class after completion of the end of day NAV calculation and after dissemination of the NAVs per share to the transfer agent, they incorrectly re-allocated all activity pro rata based on current days net assets. Due to the use of incorrect net assets, the original entries were not offset one for one causing NAV per share errors on three of the five classes ranging from $0.03 to $0.06 per share. Since the error on two of the classes was greater than ½ of 1% of net assets, shareholder activity on these classes was reprocessed resulting in a loss of $65 which was reimbursed to the Fund by the accounting agent

The accounting agent has appropriate systematic internal controls around the ROC-SOP process that result in exception Alerts. One of the Alerts identified that “current day net assets and prior night net assets are out of balance”.  The second Alert identified a “NAV divergence failure”, which the accounting reviewer misinterpreted, believing both Alerts were valid due to the ROCSOP entries.   The error was identified by the accounting agent after a similar issue occurred on an unaffiliated fund, which prompted a review of recent ROC-SOP entries by the Fund’s accounting agent.

The Fund’s accounting agent has conducted training with the accounting team on the appropriate handling of ROC-SOP entries and the accounting agent’s management team has counseled all parties involved in the daily review of NAV error alerts and imposed additional training around return of capital entries, divergence, and prior day to current day NAV rolls.  Further, a new process is in place to escalate divergence alerts to the vice president level for review to ensure proper resolution.

Comment 3.	With respect to the Form N-CEN filing for the DWS RREEF Global Infrastructure Fund as of December 31, 2019, in Item B.23, Rule 19A notice, the fund responded that during the reporting period the fund did not pay any dividend or make any distributions in the nature of a dividend payment, required to be accompanied by a written statement pursuant to Section 19A. In the Annual Report to Shareholders, the fund disclosed a return of capital distribution to shareholders. Was the fund required to send a Section 19 notice to shareholders and, if so, was the Section 19 notice sent to shareholders?

During the year ended December 31, 2019, there was no Section 19 notice required for the DWS RREEF Global Infrastructure Fund (the “Fund”). The Fund has a fiscal year-end of 12/31 and pays quarterly distributions throughout the Fund’s fiscal year based on available net investment income.  Section 19 of the Investment Company Act of 1940, as amended, requires a fund to accompany any distribution with a Section 19 notice if such distribution was not paid from net investment income.  All quarterly distributions for the Fund were made from available net investment income as calculated at each quarterly interval, and thus no Section 19 notices were required. The Fund’s N-CEN filing as of December 31, 2019 is consistent with this.  The Fund’s tax adjustments, as calculated for its fiscal year-end as of December 31, 2019, caused a return of capital on a tax basis.

Comment 4.	With respect to Form N-CEN filings for the DWS International Growth Fund, the DWS S&P 500 Index Fund and the DWS Capital Growth Fund, on Item B.12, Fidelity Bond and Insurance, each fund responded that there was a claim filed under a fidelity bond. For each claim, was the fraudulent activity by a DWS employee or external? Were there any weaknesses identified in the process or procedures? If so, any actions taken to enhance the process and procedures.

The claims filed under a fidelity bond for DWS International Growth Fund, DWS S&P 500 Index Fund and DWS Capital Growth Fund, were due to external fraudulent activity.  The shareholder was a victim of identity theft, and the fraudster was able to gain online access to the account. There were no weaknesses identified in DWS's processes or procedures related to the claims.

Comment 5.	With respect to website disclosure for the money market funds, the link for the Form N-MFP is not working.

With respect to the website disclosure, the issue with the link to the Form N-MFP has been corrected.

Comment 6.	With respect to website disclosure, the fund information required under Rule 2a-7 is not included for DWS Government Cash Management Fund, DWS Government Cash Reserves Fund Institutional and DWS Central Cash Management Government Fund. In addition, the portfolio holdings is not included for DWS ESG Liquidity Fund.

DWS Government Cash Management Fund, DWS Government Cash Reserves Fund Institutional, and DWS ESG Liquidity Fund are institutional funds and are included on a different website. The fund information for DWS Government Cash Management Fund and DWS Government Cash Reserves Fund is located on the following link, https://liquidity.dws.com/US/products/fund_characteristics.jsp, and the portfolio holdings for the DWS ESG Liquidity Fund is located on the following link, https://liquidity.dws.com/US/products/sec_holdings_reports.jsp

As the DWS Central Cash Management Fund is not publicly offered, DWS only presents holding information on our public website.

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If you have any questions, please feel free to contact me at (617) 295-3625.

Very truly yours,

/s/ Diane Kenneally

Diane Kenneally

Treasurer, DWS Family of Funds